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                             AMERICAN UNITED GLOBAL, INC.
                           11130 NE 33rd Street, Suite 250
                                  Bellevue, WA 98004
                                    (425) 803-5400






                                   October 9, 1998




VIA FACSIMILE (202) 942-9531
AND VIA EDGAR TRANSMISSION
----------------------------

Mr. Michael H. Hurwitz
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re: American United Global, Inc. Preliminary Proxy Filed May 1, 1998, File Number 1-13549
                    ----------------------------------------------
Dear Mr. Hurwitz:

          American United Global, Inc. (the "Company") hereby withdraws the above-referenced Preliminary Proxy. The Company has not solicited a proxy or consent from any holders of its securities in connection with any of the matters contained in the Preliminary Proxy.

          If you have any questions, please do not hesitate to call the undersigned or counsel, Jay M. Kaplowitz, Esq. or James G. Smith, Esq., at (212) 752-9700.

                                   Very truly yours,


                                   /s/ ROBERT M. RUBIN
                                   -------------------
                                   Robert M. Rubin
                                   Chief Executive Officer